OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

September 13, 2017

Via Electronic Transmission

Mr. Edward Rubenstein

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Rubenstein:

Thank you for your comments, dated March 6, 2017, to the registration statement on Form N-1A (the “Registration Statement”) for OFI Pictet Global Environmental Solutions Fund, a series of OFI Funds Trust (the “Registrant” or the “Fund”) filed on February 8, 2017. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions used in your comment letter.

General

1. We generally do not repeat comments even though they may apply to disclosure in more than one location in the registration statement. It is incumbent on you to apply each comment to all similar disclosure in the registration statement.

The Fund will apply all comments accordingly.

2. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

The Fund has noted this comment accordingly.

3. Portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendment.

The Fund understands additional comments may be forthcoming.

4. Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 (the “Securities Act”). The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this in your supplemental letter and briefly state the basis for your position. Where a change will be made to the disclosure in response to a comment, please include the changed language as part of your response.

The Fund responds accordingly.

5. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement (excluding any exemptions already disclosed).

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with this registration statement.

Prospectus

The Fund Summary

Fees and Expenses of the Fund (Introduction)

6. The second sentence reads: “You may qualify for sales charge discounts if you (or you and your spouse) invest, or agree to invest in the future, at least $25,000 in certain funds . .. . .” Please confirm supplementally that the limitation of sales charge discounts to “you and your spouse” is consistent with the classes of persons described in Appendix A who may aggregate purchases to qualify for sales charge discounts (or revise if the class of persons eligible for such discounts is broader).

The Fund confirms that only spouses may aggregate purchases to qualify for sales charge discounts as described more fully in the section titled “Right of Accumulation” appearing on page 18 of the prospectus. However, separate classes of persons are eligible for sales charge waivers as disclosed in the section titled “About your Account” and in the Appendix. To clarify this distinction, the Fund has revised the introduction to read as follows:

“Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold or redeem shares of the Fund. You may qualify for sales charge discounts if you (or you and your spouse) invest, or agree to invest in the future, at least $25,000 in certain funds in the Oppenheimer family of funds. More information about these and other discounts and sales charge waivers is available from your financial professional and in the section “About Your Account” beginning on page 16 of the prospectus, in the appendix to the prospectus titled “Special Sales Charge Arrangements and Waivers” and in the section “How to Buy Shares” beginning on page 43 in the Fund’s Statement of Additional Information.

7. The third sentence reads: “More information about these and other discounts is available from your financial professional in . . . ‘Appendix A’ in the Fund’s Statement of Additional Information.” (emphasis supplied.) In accordance with Mutual Fund Fee Structures, Investment Management Guidance Update 2016-06 (Dec. 2016), available at

https://www.sec.gov/investment/im-guidance-2016-06.pdf (“IMGU 2016-06”), intermediary-specific sales charge waivers and reductions must be disclosed either in the prospectus or in an Appendix to the prospectus. Such an Appendix may not be in the Fund’s SAI. Please revise all such references throughout the registration statement.

The Fund has revised the disclosure throughout its prospectus and SAI to accurately indicate the location of the waivers, which now appear in an appendix to the prospectus or in the section of the prospectus titled “Sales Charge Waivers” as appropriate.

Fee Table – Shareholder Fees

8. There is no disclosure of a CDSC in the Fee Table, but there is subsequent narrative disclosure of a limited CDSC. Please revise the Fee Table and/or narrative disclosure as appropriate, and explain supplementally.

Although there is no initial sales charge on Class A purchases of shares of one or more of the Oppenheimer funds totaling $1 million or more, those Class A shares may be subject to a 1.00% contingent deferred sales charge (“CDSC”) if they are redeemed within an 18-month “holding period” measured from the date of purchase except as described in the appendix to the prospectus titled “Special Sales Charge Arrangements and Waivers. The Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.75% and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum percentage of shareholder fees that could be experienced by a typical Class A shareholder and that it is appropriate to address the 1.00% CDSC—which only applies to those few Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within 18 months of the purchase date—in the section of the statutory prospectus describing Class A shares. Accordingly, the Fund confirms that the CDSC for Class A listed in the fee table should be “None.”  The Fund declines to change the CDSC listed in the fee table for Class A to “1.00%.”

9. Please delete “or redeem” in the first sentence of the Introduction to the Fee Table (the first sentence after the caption “Fees and Expenses of the Fund”) or explain why you believe that it should remain.

We believe the heading and related disclosure is intended to introduce the “Example”, as well as the “Shareholder Fees” and “Annual Fund Operating Expenses” sections. We believe this is consistent with the intent of N-1A Item 3 and particularly the flexibility provided by Instruction 1(b) to that Item. Accordingly, while the Fund does not impose fees upon redemption (except in the limited circumstance described in the response to Question 8 above, the Fund intends to retain such disclosure in order to remain consistent with the disclosure for other funds in the complex.

Fee Table – Annual Fund Operating Expenses

10. In accordance with Item 3, the parenthetical under “Annual Fund Operating Expenses” should include the words “each year” after the words “that you pay.”

The Fund has revised the disclosure as follows: “…(the expenses that you pay each year as a percentage of the value of your investment).”

11. We assume that the “0.00%” are place markers and that you will replace all such “charges” with actual charges.

The Fund has updated all charges accordingly.

12. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

The Fund does not currently expect AFFE to exceed 0.01%, and confirms that AFFE will be included in “Other Expenses” to the extent it does not exceed 0.01%. In the event AFFE does exceed 0.01%, it will be included in a separate line item in the Fund’s Fee Table.

13. Fee Waiver and Expense Reimbursement. A Fund may only include fee waivers and/or expense reimbursements if (i) the arrangement will be in effect for at least one year from the effective date of the registration statement, and (ii) the fees will in fact be reduced during this year. This comment applies to the “Fee Waiver and Expense Reimbursement” line item and to the Example. Please confirm supplementally that both of these requirements will be met, and please disclose in a footnote the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. See Item 3, Instr. 3(e).

The Fund confirms both requirements will be met and the disclosure has been updated accordingly. A new footnote 2 has been added to the table as follows:

“After discussions with the Fund’s Board of Trustees, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, unusual and infrequent expenses and certain other Fund expenses) to annual rates of 1.20% for Class A shares, 0.95% for Class Y shares, and 0.85% for Class I shares, as calculated on the daily net assets of the Fund. These fee waivers and/or expense reimbursements may not be amended or terminated for one year from the date of this prospectus, unless approved by the Board.”

Example

14. Example Table. As discussed above, the Fee Table does not disclose any redemption fee or CDSC, but there is subsequent narrative discussing a limited CDSC. Please delete the example for “if shares are not redeemed,” or explain why you believe it should be included.

We have revised the disclosure to delete the example for “if shares are not redeemed”.

Principal Investment Strategies

15. The second sentence of the first paragraph reads: “Such securities include, but are not limited to, common, convertible and preferred stock, warrants and depositary receipts.” Please delete the phrase “include, but are not limited to,” so that this sentence identifies all of the Fund’s principal investments. In addition, please remove any investments that are not principal investments. For purposes of determining if an investment is “principal,” see, e.g. Item 9(b), Instruction 2, and Guidance Regarding Mutual Fund Enhanced Disclosure, IMGU 2014-08 (June 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.

The disclosure has been revised as follows: “The Fund focuses its investments on equity and equity-related securities including common, convertible and preferred stock, warrants and depositary receipts. The Fund also invests in repurchase agreements.”

16. Names Rule Comments. Please revise the Item 4 and/or Item 9(b) disclosure consistent with the following:

•	The fund's name is the “Global Environmental Solutions Fund.” The term

"environmental" suggests a type of investment that is subject to an 80% policy in accordance with Investment Company Act Rule 35d-1. Please disclose the Fund’s 80% policy.

The Fund respectfully disagrees with the staff’s interpretation of Rule 35d-1 and notes that the rule only requires that a fund with a name suggesting investment in certain types of investments or industries adopt a policy to invest at least 80% of its assets (as defined by the rule) in the particular types of investments suggested by its name. In this instance, the Fund does not believe that the term “environmental” suggests a focus on a particular type of investment or in a particular industry, but rather suggests a type of investment strategy similar to “growth” or “value” investing. As such, the Fund does not believe that it is required to adopt a Rule 35d−1 investment policy.

•	Please disclose the criteria that the Fund’s investment adviser uses to select issuers/investments that have an "environmental solutions" focus, i.e., the index, third-party rating or list, screen, or other criteria that the adviser uses.

The Fund has revised the disclosure in the last paragraph under the heading “Principal Investment Strategies” to clarify the adviser’s investment process as follows:

“PAM's investment team utilizes a thematic approach to investing by analyzing environmental themes from a resource efficiency and pollution control perspective. The thematic approach used by PAM consists of a proprietary screening model, a core feature of which is the use of life-cycle analysis to determine the environmental impact of various industries and sub-industries. This initial top-down analysis is also conducted at the issuer level for the entire investment universe. The definition of what PAM constitutes as an “environmental solution” is also proprietary and based primarily on experience in thematic investment and industry expertise. The suitability of environmental technologies and business models is validated by a PAM advisory board. Third-party environmental, social and governance ratings are not used to define what an “environmental solution” is, but may be integrated into the investment process where applicable.”

•	The disclosure indicates that the Fund mainly invests in U.S. and non-U.S. companies, and seeks investment exposure to a number of countries throughout the world. The Fund further discloses that, under normal circumstances, it will invest its assets in companies that provide exposure to at least three countries, of which one can be the U.S., and will invest significantly in companies that are economically tied to non-U.S. countries. The disclosure also indicates that a determination that a company is tied to a non-U.S. country is based on the jurisdiction in which such company is domiciled, incorporated, organized or headquartered.

We expect that funds using the term “global” in their name will invest their assets in investments that are tied economically to a number of countries throughout the world. See Investment Company Names, Investment Company Release No. 24828 at n. 42 (Jan. 17, 2001). Please note that a fund may treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to a country or countries outside the U.S. if the fund demonstrates to the staff that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in, country(ies) outside the U.S. or has at least 50% of its assets in country(ies) outside the U.S.

Please revise the disclosure to make clear that the Fund will invest significantly in non-U.S. companies organized or located in multiple countries outside the U.S., or in companies doing a substantial amount of business in multiple countries outside the U.S. (or, that U.S. companies satisfy one of the 50% tests above if necessary).

In footnote 42 of the adopting release for Rule 35d-1 (“Footnote 42”), the Commission made clear that when used in a Fund’s name, the term “global” “…connote[s] diversification among investments in a number of different countries throughout the world” and is therefore not subject to Rule 35d-1. Footnote 42 also indicates that the Division of Investment Management expects that funds that use “global” in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. Thus, the Commission made an affirmative distinction between funds with names that are subject to Rule 35d-1, which is concerned with a test of the amount of a Fund’s assets being invested in one particular country or region, and those using the term “global,” which uses a diversification test concerned with a fund’s investments in a number of different countries throughout the world, i.e., a fund’s geographic dispersion of its investment exposure and risks across a number of countries.

More recently, this framework was memorialized in a memorandum reflecting an understanding between Commission staff and the Investment Company Institute (ICI) (the “ICI Memo”). In the ICI Memo, the ICI reminded fund companies that while SEC reviewers can request that a fund expressly describe how it will invest its assets in investments that are economically tied to a number of countries throughout the world, the Commission had also acknowledged that no one approach to doing so is compulsory. The ICI Memo also makes clear that “statements to the effect that the Fund will invest ‘primarily’ or ‘a majority of its assets’ in non-U.S. securities are also acceptable.” The Fund believes that Footnote 42 and the ICI Memo reflect the Commission’s understanding that a “global” fund is to be accorded more flexibility in the way it describes how it will invest globally than a fund subject to Rule 35d-1.

Mindful of the expectation the Commission staff expressed in Footnote 42 and the resulting flexibility it and the ICI Memo accords, we believe that after taking into account (i) the Fund’s 80% investment policy, (ii) that, consistent with Footnote 42, the Fund discloses that it will invest in no less than three countries, (iii) that the Fund discloses that it will invest significantly in companies that are economically tied to non-U.S. countries, and, (iv) that the Fund discloses that it can invest up to 100% of its assets in securities of companies that are economically tied to non-U.S. countries, “a reasonable investor [would] conclude that the [fund does not] invest in a manner that is inconsistent with the [fund’s] intended investments or the risks of those investments.” Consequently, we further believe that the example the Commission staff puts forth in its comment letter is merely “one way. . . to satisfy the Commission’s mandate,” but not a compulsory one. Given this Fund’s strategy in particular, we believe it is both inappropriate and unnecessary to assign a minimum percentage amount to the Fund’s investments in non-U.S. companies.

The Commission staff’s comment also would effectively impose a requirement that the non-U.S. companies in which the Fund invests derive 50% or more of their revenue or profits from goods produced or sold or investments made or services performed in such country (the “50% test.”) In support, the Commission staff cites footnote 26 of the adopting release for 35d-1. There is a distinct difference between a fund that aims to satisfy the “amount” test under Rule 35d-1 for purposes of concentrating its assets in one country or geographic region, and a fund seeking to be globally diverse with a principal investment strategy of spreading its investments and risks across a number of different countries throughout the world. Footnote 26 provides relevant guidance for the purpose of analyzing an economic tie to a particular country or region; however, that economic tie only makes sense in the context of Rule 35d-1 and its focus on ensuring sufficient investment in a particular named country or region. Since the Fund’s name is not governed by Rule 35d-1 nor footnote 26, that guidance is not relevant to the use of the term “global” in the Fund’s name. Moreover, while footnote 26 expresses the Commission staff’s view of an appropriate threshold percentage for determining whether an issuer is tied economically in the context of the Rule 35d-1 application to a particular country or region, it does not address the broader determination of how a global fund invests in a number of countries throughout the world. Footnote 42 and the ICI Memo do that. The Fund submits that imposing a 50% test as a result of the expectation expressed in footnote 26, a test designed in connection with Rule 35d-1 with respect to investment in a specific country or region, would be wholly inappropriate for this “global” fund.

The Fund’s investment strategy is focused on gaining exposure to the economic fortunes of a number of different countries, and it can satisfy that test by investing in an issuer that is truly global, consistent with the Commission staff’s expectation reflected in Footnote 42; not tied to any particular country like the test in footnote 26. Indeed, certain global-focused companies may fail a 50% revenue test because they earn revenues from a number of countries. We believe this broader scope is the reason that funds with “global” in the name are not under the regulatory scope of Rule 35d-1 and footnote 26, and why the Commission, in the ICI Memo, noted that a certain approach is not compulsory so long as funds expressly describe their global investment strategy. This Fund’s strategy contemplates investments in issuers that are economically tied to a number of countries throughout the world. The Fund discloses a number of criterion it can use to determine an issuer’s economic ties, including (in summary), geographic location of domicile or principal offices or primary trading markets, from where it receives revenues or profits, or inclusion of an issuer or its securities in an index representative of a certain country. However, with respect to the revenue criterion, by way of a simple, easy-to-understand example: Vopak, a Netherlands company and a leading tank storage provider for the oil and chemical industry, is categorized in the Marine Ports & Services GICS sub-industry. It conducts business in Europe, the Middle East, Africa, Asia and the Americas (as well as the Netherlands). In 2015, revenues from its Netherlands operations made up 35.2% of revenues. The balance of its revenues came from other global regions, from which no more than 27.3% (from Asia) accounted. Vopak is clearly a global company that is economically tied, thus providing investment exposure, to a number of different countries throughout the world. It is precisely the kind of company that the Fund’s investment strategy would seek to own; yet it would fail the 50% test.

For the reasons discussed above, we do not read footnote 26 to require the Fund to impose a 50% test, and doing so is unworkable for this “global” fund and would unduly restrict it in a manner inconsistent with its investment strategies and the Commission’s explicit acknowledgement that “global” funds should be accorded flexibility in how they describe how they will invest globally, i.e., invest their assets in investments that are tied economically to a number of different countries. Consequently, we respectfully decline to make any changes to the disclosure.

Principal Risks

17. Please consider disclosing in the Fund Summary and in the Item 9(c) disclosure the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

Upon consideration, we do not believe the risk associated with investing in a new Fund to be a principal risk of the Fund and therefore respectfully decline to make this change.

18. Please disclose the risks associated with investing in depositary receipts.

The Fund has included disclosure related to the risks associated with investing in depositary receipts as follows:

“Depositary Receipt Risk Changes in foreign currency exchange rates affect the value of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), European Depositary Receipts (“EDRs”) and global shares (“Global Shares”) and, therefore, the value of the Fund’s portfolio. ADRs, GDRs and EDRs represent ownership interests in shares of foreign companies that are held in financial institution custodial accounts, and are traded on exchanges in the United States and around the world. Global Shares are the actual (ordinary) shares of a non-U.S. company, which trade both in the home market and the U.S. and are represented by the same share certificate in both the U.S. and the home market. In addition, although the ADRs, GDRs, EDRs and Global Shares in which the Fund invests may be listed on major U.S. or foreign exchanges, there can be no assurance that a market for these securities will be made or maintained or that any such market will be or remain liquid. There is also no guarantee that a financial institution will continue to sponsor particular ADRs, GDRs or EDRs. As a result, the Fund may have difficulty selling securities, or selling them quickly and efficiently at the prices at which they have been valued.”

The Fund’s Performance

19. Please identify supplementally the broad-based securities index that the Fund intends to use.

The Fund intends to use the MSCI All Country World Index.

More About the Fund

About the Fund’s Investments

The Fund’s Principal Investment Strategies and Risks

20. The Item 9 disclosure appears to only disclose the principal risks, and the principal investment strategies disclosure is missing. Please revise.

The Fund discloses its principal investment strategies, i.e., those strategies it will employ to achieve that objective on page 1 of the prospectus under the heading “Principal Investment Strategies.” General Instruction C.3(a) to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 [which covers the summary section of the prospectus] need not be repeated elsewhere in the prospectus.” The Fund believes that, to the extent the disclosure contained in the principal investment strategies requires further elaboration, the discussion under “About the Fund’s Investments” elaborates on elements of the Fund’s principal investment strategies, and does not merely discuss the risk factors. For example, the section “Common Stock and Other Equity Investments” elaborates on the Fund’s investments in equity securities by disclosing that “equity investments may be exchange-traded or over the counter securities” and “[c]ommon stock represents an ownership interest in a company”; and under “Small- and Mid-Cap Companies,” which provides that with respect to the Fund’s investments, small- and mid-cap companies may be either established or newer companies, including ‘unseasoned’ companies that have been in operation for less than three years.” Consequently, upon review of the referenced disclosures we believe them to be appropriately drafted to inform investors about the principal investment strategies and risks to the portfolio as a whole.

21. Also, please revise to disclose the adviser's focus on environmental and global securities as a principal investment.

As similarly noted above in the Fund’s response to Comment #20, the Fund discloses its focus on environmental and global securities as part of its principal investment strategies, i.e., those strategies it will employ to achieve that objective on page 1 of the prospectus under the heading “Principal Investment Strategies.” General Instruction C.3(a) to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 [which covers the summary section of the prospectus] need not be repeated elsewhere in the prospectus.”

22. Please explain how the adviser determines which securities to buy and sell. See Item 9(b)(2).

The Fund discloses how the adviser determines which securities to buy and sell in the last paragraph of the section appearing under the heading “Principal Investment Strategies.” As noted previously in our responses to Comments #20 and #21, General Instruction C.3(a) to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 [which covers the summary section of the prospectus] need not be repeated elsewhere in the prospectus.”

23. For each principal investment strategy there should be a corresponding principal risk (and there should not be a principal risk without a corresponding principal investment strategy). Please review this disclosure and revise as appropriate.

The Fund has reviewed the disclosure, as revised to include the risks related to depositary receipts, and believes that the description of the principal investment strategies and the principal risks are now consistent.

24. The prospectus states that the Fund may invest in, among other things, convertible securities. If the Fund intends to invest in contingent convertible securities, please explain supplementally the extent to which the Fund will invest in these instruments.

We may have more comments after reviewing your response.

The Fund does not intend to invest in contingent convertible securities.

How the Fund is Managed

The Manager and the Sub-Adviser

Advisory Fees

25. The first sentence reads: “Under the investment advisory agreement, the Fund pays the Manager an advisory fee at an annual rate that declines on additional assets as the Fund grows: [_____________], calculated on the daily net assets of the Fund.” Please change “daily net assets of the Fund” to “average daily net assets of the Fund.” In addition, disclose any breakpoints.

The Fund will revise the disclosure to indicate the relevant breakpoints in a future pre-effective amendment, but respectfully declines to change “daily net assets of the Fund” to “average daily net assets of the Fund” as the disclosure is designed to precisely track the language from the Fund’s advisory agreement.

Manager of Managers

26. Please confirm, if accurate, that the Fund’s sub-sub-adviser, PAM, is not an affiliated person of the Manager, and was retained pursuant to authority under the Fund’s exemptive order referred to in this section.

PAM is not an affiliate person of the Manager and was approved by the Fund’s initial shareholder.

27. Was OFI, the affiliated sub-adviser (not covered by the Fund’s exemptive order), approved by the Fund’s initial shareholder?

OFI was approved by the initial shareholder.

More About Your Account

About Your Account

28. The two sentences before the heading “What is the Minimum Investment?” read: “Certain sales charge waivers may apply to purchases or redemptions of Class A shares. More information about those waivers is available in the Fund’s Statement of Additional Information, or by visiting the OppenheimerFunds website at www.oppenheimerfunds.com.”

Please revise this statement because information regarding sales charges waivers is required to be disclosed in the prospectus. (Only the waivers described in Items 17(d) and 23(b) may be disclosed exclusively in the SAI.) Also, please revise your reference to information contained on the fund’s website to conform to the requirements of Item 12(a)(5).

The disclosure, including the website reference, has been revised as follows:

“Certain sales charge waivers may apply to purchases or redemptions of Class A, shares. More information about those waivers is available below in “Sales Charge Waivers” and in the appendix to this prospectus titled “Special Sales Charge Arrangements and Waivers,” or free of charge in a clear and prominent format including hyperlinks at: www.oppenheimerfunds.com.”

About Class A Shares

29. The third sentence of the first paragraph reads: “In some cases, Class A purchases may qualify for a reduced sales charge or a sales charge waiver, as described below and in the Statement of Additional Information.” (emphasis supplied.) Please confirm that the disclosure “below” regarding reduced sales charges or sales charge waivers is complete. Only waivers described in Items 17(d) and 23(b) may be disclosed exclusively in the SAI. All other waivers and discounts must be disclosed fully in this section of the prospectus or in an Appendix to the prospectus as provided in IMGU 2016-06. You may not disclose some in the prospectus and others in the SAI.

The disclosure has been revised throughout the prospectus to comply with IMGU 2016-06.

30. With respect to the sentence that reads “Class A shares of the Fund are currently not available for purchase,” please explain supplementally (a) why Class A will not be currently offered, and (b) why you are including a class in this filing that is not being currently offered.

We anticipate that Class A shares will be offered shortly after the Fund launches and have included disclosure related to the share class accordingly in order to avoid a 485A filing in the near future and thereby expediting efficiency to offer to shareholders.

Reduced Class A Sales Charges

Class A Purchases at Net Asset Value

31. The first sentence of this section reads “Class A shares are offered at net asset value (without a sales charge) to clients of financial intermediaries who have entered into an agreement with the Distributor and have been approved by the Distributor to offer Class A shares to self-directed brokerage accounts that may or may not charge transaction fees to customers.” Such intermediaries must be identified in the prospectus or in a prospectus Appendix. See IMGU 2016-06.

The disclosure has been revised accordingly to comply with IMGU 2016-06.

Right of Accumulation

32. Please include an Item 12(a)(4)(ii) statement that shareholders should retain records to verify historical cost. Please also revise the Letter of Intent disclosure to make clear that all of the conditions noted in the Right of Accumulation disclosure apply (e.g., valuation, accounts that can be combined, etc.), if this is case.

The Fund has included the following statement to comply with Item 12(a)(4)(ii):

“You should retain any records necessary to substantiate historical costs because the Fund, its Transfer Agent, and financial intermediaries may not maintain this information.”

Additionally, the Fund has revised the “Letter of Intent” disclosure to the extent the conditions noted in “Right of Accumulation” apply as follows:

“Letter of Intent. You may also qualify for reduced Class A sales charges by submitting a Letter of Intent to the Distributor. A Letter of Intent is a written statement of your intention to purchase a specified value of qualified shares over a 13-month period. The total amount of your intended purchases in the same types of accounts identified above under “Right of Accumulation” will determine the reduced sales charge rate that will apply to your Class A share purchases during that period. Qualified shares will be valued using the same methodology described above under "Right of Accumulation." You must notify the Distributor or your financial intermediary of any qualifying college savings program purchases or purchases through other financial intermediaries.”

Letter of Intent

33. The Letter of Intent disclosure should contain all of the disclosures required by Item 12(a)(2) – (4). It is not sufficient to provide only some of this information and refer the investor to the Fund’s SAI for more complete information. The Letter of Intent Item 12 disclosure should be as complete as the Right of Accumulation disclosure.

The Fund has reviewed the Letter of Intent disclosure and believes that it complies with Item 12.

About Class I Shares

34. We note that Class I shareholders may be involuntarily redeemed or converted. See disclosure under "Involuntary Conversion of Class I Shares." Please disclose the conversion feature in this section as required by Item 12(c)(3).

Under the circumstances described in the Fund’s SAI under the heading “Involuntary Conversion of Class I Shares,” a Class I share account may be converted into a Class Y share account. Item 12(c)(3) provides that “[i]f a Multiple Class Fund offers in the prospectus shares that provide for mandatory or automatic conversions or exchanges from one Class to another Class, provide the information required by paragraphs (a) and (b) for both the shares offered and the Class into which the shares may be converted or exchanged.” Paragraphs (a) and (b) require a Fund to disclose relevant information regarding sales charges and 12b-1 fees, respectively. Neither Class I nor Class Y includes such charges or fees. Accordingly, the Fund respectfully declines to make any additional disclosure changes in response to this comment.

The Price of Fund Shares

Fair Value Pricing

35. Since a portion of the Fund's assets may be invested in other registered investment companies, please consider disclosing that the Fund's net asset value is calculated based upon the net asset values of the investment companies in which the Fund invests, and that the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing. See Instruction to Item 11(a).

The Fund does not expect to invest in other registered investment companies to an extent that such disclosure would be relevant to shareholders and respectfully declines to make any revisions to such disclosure.

Contingent Deferred Sales Charge

36. All Item 12 discussion should be in one place. See Gen. Instr. C.3(a). Please move the "Contingent Deferred Sales Charge" and the "Sales Charge Waivers" disclosures to follow the "Class A Contingent Deferred Sales Charge" and precede “About Class Y Shares" disclosure.

The disclosure has been moved accordingly.

Distribution and Service (12b-1) Plans

37. This Item 12(b) disclosure should be consolidated with the Item 12 disclosure earlier in the prospectus. See Gen. Instr. C.3(a).

The disclosure has been moved to appear before “How to Buy, Sell and Exchange Shares.”

Appendix (discussing PAM’s Composite Performance)

38. Please confirm that PAM is managing 100% or substantially all of the Fund’s assets. Depending on your response, we may have additional comments.

It is expected that PAM will manage substantially all of the Fund’s assets.

39. The first sentence reads: “The performance data for the [_______] Composite below is provided to illustrate the experience and historical investment results obtained by .

. . PAM . . . in managing private accounts and registered investment companies that have an investment objective, strategies and policies substantially similar to the Fund . . . as measured against the Index.” Please change “in managing private accounts and registered investment companies” to “in managing all private accounts and all registered investment companies. . . .”

The disclosure has been revised as follows:

“The performance data for the [________________] Composite below is provided to illustrate the experience and historic investment results obtained by Pictet Asset Management SA (“PAM”), the Fund’s Sub-Sub-Adviser, in managing all private accounts and all registered investment companies that have an investment objective, strategies and policies substantially similar to the Fund (the “Composite”) as measured against the Index. You should not consider the performance data as a prediction or an indication of future performance of the Fund or the performance that one might achieve by investing in the Fund.”

40. Please disclose whether the fees, expenses, and taxes deducted from the Composite performance are the same as, greater than, or less than the Fund’s fees, expenses, and taxes.

In the paragraph above the “Annualized Returns” table, the Fund discloses that “The composite does not incur certain charges or expenses incurred by the Fund. Therefore, the overall expenses of the private accounts and registered investment companies comprising the Composite are generally lower than those of the Fund and, accordingly, application of the Fund’s expenses would have lowered the performance of the Composite.” As a result, the Fund respectfully declines to make any additional revisions.

41. Please represent supplementally that records necessary to support the calculation of the Composite performance will be maintained and will be accessible to the Commission staff.

Records necessary to support the calculation of the Composite performance will be maintained and will be accessible to the staff as noted.

Statement of Additional Information

Other Investments and Investment Strategies

Asset Coverage for Certain Investments and Trading Practices

42. The first sentence reads: “A fund will segregate with its custodian or otherwise designate on its books and records liquid assets in an amount the Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Fund may enter into an offsetting position to ‘cover’ its obligations with respect to such transactions.” Funds are to segregate/set aside liquid assets in amounts specified in Commission and staff guidance and not simply in amounts that funds believe to be adequate. Further, the purpose of asset segregation is not simply to assure that a fund has sufficient assets to meet its obligations, but also to limit the risk of loss, and to act as a practical limit on the amount of leverage that the fund may undertake. See, e.g., Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979); Merrill Lynch Asset Management LP staff no-action letter (pub. avail. July 2, 1996). Finally, a fund may cover its senior security derivative positions using offsetting (and other non-asset segregation) positions only to the extent permitted by staff guidance. Please revise this sentence to reflect compliance with Commission and staff asset segregation/cover positions.

Respectfully, we decline to revise the disclosure. As a threshold matter, the Fund believes that its asset segregation policies and practices are consistent with the requirements under the 1940 Act and relevant SEC staff guidance. We further note however, that (i) in the years following the Commission staff’s initial guidance concerning asset segregation in “Release 10666” in

1979, it has issued “more than thirty no-action letters to funds concerning the maintenance of segregated accounts” and (ii) is currently revisiting, in whole, requirements and guidance concerning asset segregation. The Fund believes that there is neither a regulatory requirement to add, nor any value added to a shareholder’s understanding (particularly a lay shareholder’s understanding) by adding, disclosure to state that the Fund’s asset segregation practices are in accord with SEC staff guidance.

The Fund believes that as a general matter a discussion of asset segregation is not one easily understood by many investors, particularly unsophisticated ones. In that regard, the Fund believes that the disclosure, in its current form, adequately and clearly describes relatively comprehensibly its practices (and risks) concerning asset segregation. It is further believed that, in this particular case, referencing SEC staff guidance – particularly in light of the current rule proposal – potentially adds an unnecessary layer of complexity to an already complex topic that many investors will not find relevant.

43. The second sentence reads: “Depending upon the contractual terms of the derivatives instrument, the customary settlement practice associated with the derivative instrument and the instrument’s liquidity, among other things, the amounts that are segregated or designated may be based on the notional (or contract) amount of the derivative or on the daily mark-to-market obligation under the derivatives contract.” The amounts to be segregated/set aside depend on Commission and staff guidance and are not necessarily dependent on the contractual terms of the derivatives, the customary settlement practice associated with the instrument, or the instrument’s liquidity. Please revise this sentence to indicate that the Fund will cover its derivatives (that are senior securities) in accordance with Commission and staff positions, which may dictate asset segregation/designation of the notional amount or, in limited circumstances, permit asset segregation/designation of a fund’s daily mark-to market liability, if any.

Please see the Fund’s response to comment #42 above.

44. Please revise the sentence that reads “[i] certain circumstances, a Fund may enter into an offsetting position . . . (e.g., the Fund may ‘cover’ a written put option with a purchased put option with a higher exercise price)” to remove the option example and to state that the Fund may use offsetting positions rather than asset segregation/designation only as permitted by the Commission and staff guidance. See, e.g., Dreyfus Strategic Investing & Dreyfus Strategic Income staff no-action letter (pub. avail. June 22, 1987).

Please see the Fund’s response to comment #42 above.

45. The last sentence of this section reads: “A Fund may modify its asset segregation policies from time to time.” A registered fund must adhere to Commission and staff asset segregation guidance. Please add that the Fund may only modify its asset segregation policies consistent with Commission and staff asset segregation guidance.

Please see the Fund’s response to comment #42 above.

Board of Trustees and Oversight Committees

46. Revise this section and other disclosure in the SAI, as appropriate, in the next pre-effective amendment to reflect the composition of the Fund’s actual Board.

The Trustees of the Fund have not, at the date hereof, been elected. However, the Board of Trustees of the Fund will be properly constituted in accordance with Section 10 of the Investment Company Act prior to the effective date of the Registration Statement. In anticipation, the Fund has included disclosure to reflect the actual composition of the Board at the time the Fund launches.

The Manager, the Sub-Adviser and the Sub-Sub-Adviser

The Investment Advisory Agreement and the Sub-Advisory Agreement

47. Please disclose the compensation of the investment adviser, sub-adviser, and sub-subadviser. The sub- and sub-sub-advisers' compensation must be disclosed regardless of whether they are paid by the Fund or its primary adviser. Also, disclose the method of calculating the advisory fees, including the percentage of the fee and its basis (e.g., total assets, managed assets, net assets), the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements. Please note that, pursuant to Item 19(a)(3)(i), the dollar amount paid to the Fund’s primary adviser and any affiliated sub-advisers can be aggregated. The method of calculation, as well as any credits and expense limitations, must still be disclosed individually for both the primary adviser and its affiliates. Also, Item 28(d) requires that the Fund attach a copy of each advisory agreement (including all sub- and sub-sub-advisory agreements) to the registration statement (or incorporate the agreements by reference).

Item 19(a) (3) of Form N-1A requires the Fund to disclose the method used to calculate the advisory fee payable by the Fund. Because the Fund pays only the advisory fee (with the sub-advisory fee paid by the Fund’s manager to the sub-adviser out of the advisory fee), the Fund takes the position that the method of calculating the sub-advisory fee is not required by Item 19(a) (3) of Form N-1A. Each advisory agreement will be filed as an exhibit to the Registration Statement. Accordingly, the Fund respectfully declines to make changes in response to this comment.

Appendix A

48. Please review and revise Appendix A so that it complies with IMGU 2016-06 and Investment Company Act Rule 22d-1. For example:

•	Are the described arrangements and waivers applicable to all intermediaries? If so, please specify. If there are any intermediary-specific variations, please specify them on an intermediary-by-intermediary basis.

•	As noted above, Appendix A cannot be a part of the SAI but must be part of the prospectus (or be a stand-alone document incorporated by reference into the prospectus and filed with the prospectus). Different requirements apply depending on which approach the Fund takes.

•	Appendix A should specify which brokers, dealers, banks, or registered investment advisers have agreements with the Distributor with respect to the described waiver; generic disclosure does not inform investors of which financial intermediaries have such agreements with the Distributor.

The disclosure has been revised to comply with IMGU 2016-06.

49. Please delete the two sentences that read “The interpretation of these provisions as to the applicability of an agreement or waiver . . . (referred to in this Appendix as the ‘Manager’).” Appendix A should be clear as to the operation of each waiver and discount and should not be subject to the discretion of the Distributor or the Transfer Agent. An investor should know from reading the disclosure what waivers and discounts he/she is eligible for. See Investment Company Act Rule 22d-1. If a waiver or arrangement is amended or terminated, the prospectus and Appendix should be amended to reflect the change. Similarly, the Appendix contains statements that “[a]t the sole discretion of the Distributor, the CDSC may be waived . . . .” Delete “at the sole discretion of the Distributor.” The CDSC may only be waived as disclosed in the prospectus or an Appendix to the prospectus.

The disclosure has been revised accordingly.

50. The first sentence under “Applicability of Class A Contingent Deferred Sales Charges and Concession Payments in Certain Cases” reads “Class A shares acquired by conversion from another share class are not considered a ‘purchase’ for any purpose.”

Please clarify the meaning of the sentence and how it relates to the applicability of Class A CDSCs and concession payments.

The disclosure has been revised accordingly.

51. Please delete disclosure relating to classes that are not being offered by this registration statement (e.g., Classes B and C).

In an effort to maintain consistency across the majority of funds in the complex along with operational efficiencies, there may be references to certain classes not offered by the Fund. However, the Fund has included the following disclosure to provide more clarity to investors:

“Not all Oppenheimer funds offer all of the share classes described and not all waivers apply to all Oppenheimer funds.”

Part C: Other Information

Item 28. Exhibits

52. Please confirm supplementally that the advisory agreements, including the sub- and sub-sub-advisory agreements, disclose the compensation of all the advisers.

The Fund confirms that the advisory agreements disclose the compensation of each adviser.

Item 30. Indemnification

53. Item 30 requires a statement of the general effect of any contract, arrangements, or statute under which any director, officer, underwriter or affiliated person of the Fund is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection. We do not see any such summary.

In response to Item 30, the Fund includes a reference to its Declaration of Trust, which is filed as an exhibit to the registration statement.

Signatures

54. Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. We do not see signatures for:

•	the principal financial officer,

•	the comptroller or principal accounting officer, and

•	a majority of the trustees or persons performing similar functions.

The Trustees of the Fund have not, at the date hereof, been elected. However, the Board of Trustees of the Fund will be properly constituted in accordance with Section 10 of the Investment Company Act prior to the effective date of the Registration Statement.

* * * * *

The Fund hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Vice President & Associate General Counsel

cc: Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Taylor Edwards, Esq.

Kramer Levin Naftalis & Frankel LLP